UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-26058

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KFORCE 401(k) RETIREMENT SAVINGS PLAN

1001 EAST PALM AVENUE

TAMPA, FL 33605

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KFORCE INC.

1001 EAST PALM AVENUE

TAMPA, FL 33605

Kforce 401(k)

Retirement Savings Plan

Financial Statements

as of December 31, 2003 and 2002

and for the Year Ended December 31, 2003,

Supplemental Schedule

as of December 31, 2003,

and Report of Independent Registered Public

Accounting Firm

KFORCE 401(k) RETIREMENT SAVINGS PLAN

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Participants, and Administrator of

Kforce 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Kforce 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our 2003 audit was conducted for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The supplemental schedule listed in the table of contents on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2004

KFORCE 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
INVESTMENTS—At fair value (including $566,860 and $641,211 of participant loans at December 31, 2003 and 2002, respectively)	$69,678,109	$54,279,515

RECEIVABLES:
Employer contributions	474,670	536,348
Employee contributions	100,008	135,310
Accrued interest and dividends	19,870	19,458

Total receivables	594,548	691,116

CASH AND CASH EQUIVALENTS	379,992	127,624

NET ASSETS AVAILABLE FOR BENEFITS	$70,652,649	$55,098,255

The accompanying notes are an integral part of these financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$1,027,574
Loan interest	36,933

Total investment income	1,064,507

Contributions:
Participant	5,998,690
Employer	474,670
Rollovers from other qualified plans	398,347

Total contributions	6,871,707

Net appreciation in fair value of investments	16,881,395

Total additions	24,817,609

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	9,240,655
Administrative expenses	8,086
Other	14,474

Total deductions	9,263,215

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	15,554,394

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	55,098,255

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$70,652,649

The accompanying notes are an integral part of these financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The Kforce 401(k) Retirement Savings Plan (the “Plan”) is sponsored by Kforce Inc. (the “Company”).

Effective January 1, 2001, the Plan was amended and restated to incorporate changes made by the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 (collectively referred to as “GUST Amendments”). The Plan has received a favorable determination letter that considered the changes in the qualification requirements made by the GUST Amendments.

Participants in the Kforce Emergency Response Staffing 401(k) Plan (“ERS Plan”) became participants in the Kforce 401(k) Retirement Savings Plan in August 2002. There were no account balances transferred from the ERS Plan into the Plan during the year ended December 31, 2002. The accounts in the ERS Plan became fully vested and remain held in that Plan. The participants established new accounts in the Plan on August 1, 2002.

The following description of the Plan is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General—The Plan is a defined contribution plan covering substantially all employees, except those that meet certain exceptions. The Plan is administered by the Company. Merrill Lynch Trust Company (the “Trustee”) is the trustee and record keeper of the Plan.

Eligibility—All employees are eligible to participate in the Plan with the exception of the following:

•	Employees who are leased employees under Internal Revenue Code (the “Code”) Section 414(n)

•	Employees who are covered by a collective bargaining agreement that does not provide for participation in the Plan

•	Employees who are nonresident aliens with no U.S. source earned income

•	Individuals who are performing service as independent contractors or consultants regardless of whether they are subsequently determined to be common law employees

•	Employees who are not on the U.S. payroll.

Contributions—Participants may contribute up to 15% of their compensation for the year subject to the limitations provided in the Code, which was $12,000 for 2003. Company matching and other contributions are made at the discretion of the Board of Directors in amounts not to exceed the maximum permitted as a deductible expense by the Code. Company contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. Eligible participants are employees who have completed at least 1,000 hours as of the last day of the Plan year, or who have terminated employment because of death, or total disability or after reaching age 55. The Company made matching contributions equal to 10% of participant contributions for the period to all eligible participants still employed at December 31, 2003.

All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee’s discretion into various investment options. Investment elections may be changed by the employee at any time.

Participant Accounts—Each participant’s account is self-directed and is credited with the participant’s contributions, the Company’s matching and other contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The participant’s account balance is reduced for any participant withdrawals, participant loans, and applicable expenses. For those participants that were enrolled in the Plan prior to 2001, a profit-sharing account may be maintained by the Trustee to account for previous years’ profit-sharing contributions. The Plan document has been amended, and as such, profit-sharing contributions are no longer made.

Rollovers—All employees who meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions and earnings vest at 20%, 40%, and 60% after two, three, and four years of vesting service, respectively. Company contributions become 100% vested upon:

•	Normal retirement

•	Total disability

•	Death

•	Completion of five years of vesting service

•	Plan termination.

In-Service Withdrawals—Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

•	Age 59 1/2

•	Financial hardship

•	Withdrawals from profit-sharing account.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all participants’ accounts have been completely distributed to each participant (or their designated beneficiary) in accordance with the Plan.

Loans—Participants may borrow money from their vested account balance for any reason. The maximum amount available for loans is the lesser of $50,000 reduced by the participant’s highest loan balance outstanding in the twelve months prior to the date of the loan or 50% of the participant’s vested account balance. The minimum amount for a loan is $500.

Loan repayments must have a definite repayment period not to exceed five years unless the loan is for the purchase of a principal residence, in which case the repayment period must not exceed 15 years. Participant loans, including interest thereon, are taxable to the participant upon default, as well as subject to applicable excise penalties.

The loans are collateralized by the balance in the participant’s account and bear interest at any reasonable rate.

Payment of Benefits—Upon termination of service, a participant may elect an immediate single-sum payment. Other forms of payments are available as per the terms of the Plan.

At December 31, 2003 and 2002, there were approximately $370,000 and $63,000, respectively, in distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.

Forfeited Accounts—Non-vested balances resulting from Company contributions will be forfeited upon the date the participant incurs five consecutive one-year breaks in service or receives a distribution. A one-year break in service is any year a participant works less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant’s account if the participant pays back the full amount of the distribution within five years of the re-employment date.

Forfeited balances will be used first to fund any restorations and then to reduce administrative expenses properly payable by the Plan. If any forfeitures remain unallocated, they may be used for employer matching contributions, if any, and to reduce employer qualified nonelective contributions. Any remaining forfeitures shall be credited to a suspense account to be used for future restorations. For the years ended December 31, 2003 and 2002, there were $220,000 and $519,000, respectively, in matching contributions which were made out of forfeited funds for the years ended December 31, 2003 and 2002. Qualified nonelective contributions of approximately $5,000 and $17,000 were made out of the forfeitures account during the years ended December 31, 2003 and 2002, respectively. The suspense account is maintained in the Merrill Lynch Retirement Preservation Trust. Forfeited funds in the suspense account at December 31, 2003 and 2002 were approximately $284,000 and $765,000, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accounts of the Plan are maintained on the accrual basis, except for benefit payments which are reported on a cash basis in accordance with guidelines of the American Institute of Certified Public Accountants.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and the related changes in the net assets available for benefits. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with credit investment securities, changes in the value of investment securities could occur in the near term and such changes could materially affect the amounts reported in the Plan’s financial statements.

Valuation of Investments and Income Recognition —The Plan’s investments are stated at fair value, based on quoted market prices. Shares of mutual funds and collective trusts are valued at the net asset value of shares held by the Plan at year-end. Loans are carried at cost which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions—Employee contributions are recorded when salary or bonus is earned. Company contributions are recorded when authorized.

Payment of Benefits—Benefits are recorded when paid.

Expenses of Plan—Certain expenses incurred in the administration of the Plan are paid by the Plan participants. The Company pays a portion of the expenses for services necessary for the administration of the Plan.

3.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 7, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of a collective trust and mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan participants for the investment management services amounted to approximately $8,000 for the year ended December 31, 2003.

5.	INVESTMENTS

The following presents investments, at fair value, that represent 5% or more of the Plan’s net assets as of December 31, 2003 and 2002:

	December 31,
Description of Investment	2003	2002
Merrill Lynch Small Cap Value Fund	$9,373,346	$6,589,473
Merrill Lynch Retirement Preservation Trust	8,708,084	8,748,723
Alliance Growth and Income Fund	17,357,240	13,448,224
Templeton Foreign Fund	7,535,661	5,726,252
Kforce Inc. common stock	9,170,061	5,194,515
MFS Total Return Fund	3,782,580	3,308,070
PIMCO Total Return Fund	3,993,460	3,730,757

The Plan’s investments, including gains and losses on investments purchased, sold, and held during the year, appreciated in value as follows:

Year Ended December 31, 2003
Mutual funds and collective trusts	$10,525,706
Kforce Inc. common stock	5,721,665
Self-direct account	634,024

$16,881,395

* * * * * *

KFORCE 401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2003

Identity of Party Involved	Description of Asset	Current Value
Kforce Inc.	Common Stock	$9,170,061

Merrill Lynch Equity Index Trust *	Collective Trust	2,707,508
Merrill Lynch Retirement Preservation Trust*	Collective Trust	8,708,084

Alliance Growth and Income Fund	Mutual Fund	17,357,240
Merrill Lynch Small Cap Value Fund*	Mutual Fund	9,373,346
Templeton Foreign Fund	Mutual Fund	7,535,661
Pimco Total Return Fund	Mutual Fund	3,993,460
MFS Total Return Fund	Mutual Fund	3,782,580
Alliance Quasar Fund	Mutual Fund	1,441,286
Fidelity Advisor Equity Growth Fund	Mutual Fund	1,205,135
Dreyfus Premier Small Cap Value Fund	Mutual Fund	860,575
John Hancock Small Cap Growth Fund	Mutual Fund	208,847
Lord Abbett Mid Cap Value Fund	Mutual Fund	153,612
Fidelity Advisor Overseas Fund	Mutual Fund	102,843
Lazard High Yield Portfolio Fund	Mutual Fund	100,742

Participant Loans*		566,860

Self-Direct Account	Self-Directed Option	2,410,269

		$69,678,109

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kforce Inc. 401(k) Retirement Savings Plan (Registrant)

06/28/04	/s/ Joseph J. Liberatore
(Date)	Joseph J. Liberatore Plan Administrator and Chief Talent Officer

EXHIBIT INDEX

Number	Exhibit

23	Independent Auditors’ Consent